SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

David L. Van Andel

3133 Orchard Vista Drive SE

Grand Rapids, MI 49546

Telephone (616) 234-5355

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

November 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☒

(b)  ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		54,360,915
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		54,360,915
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,360,915

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 220,000,000 shares outstanding at November 14, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on November 14, 2014.

2

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Little Harbor LLC

47-1196982

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☒

(b)  ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF	7)	SOLE VOTING POWER
SHARES		26,590,000
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		26,590,000
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,590,000

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 220,000,000 shares outstanding at November 14, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on November 14, 2014.

3

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel Trust u/a dated November 30, 1993

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☒

(b)  ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF	7)	SOLE VOTING POWER
SHARES		15,225,854
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		15,225,854
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,225,854

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1) Based on 220,000,000 shares outstanding at November 14, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on November 14, 2014.

4

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Great Harbor LLC

45-3589968

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☒

(b)  ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7)	SOLE VOTING POWER
SHARES		6,952,956
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		6,952,956
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,952,956

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1) Based on 220,000,000 shares outstanding at November 14, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on November 14, 2014.

5

David L. Van Andel, Little Harbor LLC, the David L. Van Andel Trust u/a dated November 30, 1993 (the “VA Trust”) and Great Harbor LLC hereby amend and supplement the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 25, 2014 (the “Original Statement”).

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation formerly named Mirror Me, Inc. (the “Company”). The Company's principal executive offices are located at 632 Broadway, New York, New York 10012.

“Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“The VA Trust purchased 436,681 shares of Common Stock on November 13, 2014 at a purchase price of $2.29 per share in a private transaction using personal funds of the Trust.”

“Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Van Andel beneficially owns (as defined by Rule 13d-3 under the Act) 54,360,915 shares, or 24.7% of the shares, of Common Stock outstanding as of November 14, 2014. Of such shares, 5,592,105 shares are issuable pursuant to the TCC Warrant. LH beneficially owns (as defined by Rule 13d-3 under the Act) 26,590,000 shares, or 12.1% of the shares, of Common Stock outstanding as of November 14, 2014. The VA Trust beneficially owns (as defined by Rule 13d-3 under the Act) 15,225,854 shares, or 6.9% of the shares, of Common Stock outstanding as of November 14, 2014. GH beneficially owns (as defined by Rule 13d-3 under the Act) 6,952,956 shares, or 3.2% of the shares, of Common Stock outstanding as of November 14, 2014. By virtue of his being the (i) Manager of LH; (ii) Trustee of the VA Trust and (iii) Manager of GH, Van Andel is deemed to beneficially own the shares of Common Stock owned by LH, the VA Trust and GH. Notwithstanding the foregoing, Van Andel disclaims beneficial ownership of the shares of Common Stock held by LH that would exceed his percentage interests in LH.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Van Andel has sole power to vote or to direct the vote of 54,360,915 shares of Common Stock directly and, indirectly, through his being the (i) Manager of LH; (ii) Trustee of the VA Trust and (iii) Manager of GH. LH has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 26,590,000 shares of Common Stock. The VA Trust has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 15,225,854 shares of Common Stock. GH has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 6,962,956 shares of Common Stock.”

6

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the (i) transaction disclosed in the Original Statement and (ii) described in Item 3 of this Amendment No. 1 none of Van Andel, LH, the VA Trust or GH effected any transaction in the Common Stock during the past sixty days.””

“Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following language as and for the next to last paragraph thereof:

“The 436,681 shares of Common Stock being reported as acquired by the VA Trust were purchased pursuant to a Stock Purchase Agreement, dated November 8, 2014, by and between Capstone Financial Group, Inc. and David L. Van Andel Trust under Trust Agreement dated November 30, 1993.

Other than the Agreements described in Item 3 and Item 6 of this Statement, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Van Andel, LH, the VA Trust, GH and any other person with respect to any securities of the Company.””

“Item 7. Material To Be Filed As Exhibits.

Item 7 of the Statement is hereby amended by adding Exhibit 5 thereto as follows:

Exhibit 5	Stock Purchase Agreement, dated November 8, 2014, by and between Capstone Financial Group, Inc. and David L. Van Andel Trust under Trust Agreement dated November 30, 1993.”

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2014

/s/ David L. Van Andel
David L. Van Andel

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2014

LITTLE HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2014

/s/ David L. Van Andel
David L. Van Andel, as Trustee of the David L. Van
Andel Trust u/a dated November 30, 1993

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2014

GREAT HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

11

EXHIBIT INDEX

Exhibit 5	Stock Purchase Agreement, dated November 8, 2014, by and between Capstone Financial Group, Inc. and David L. Van Andel Trust under Trust Agreement dated November 30, 1993.

12

Exhibit 5

STOCK PURCHASE AGREEMENT

Stock Purchase Agreement (the "Agreement") dated November 8, 2014, by and between, Capstone Financial Group, Inc. (the "Seller"), and David L. Van Andel Trust under Trust Agreement Dated November 30, 1993 (the "Purchaser").

WHEREAS, Seller is the owner of at least Four Hundred Thirty Six Thousand Six Hundred Eighty One (436,681) shares (the "Seller Stock") of common stock of TWINLAB CONSOLIDATED HOLDINGS, INC., or the "Company"); and

WHEREAS, Purchaser wishes to buy the Seller Stock from Seller and Seller wishes to convey the Seller Stock to Purchaser, all upon the terms and subject to the conditions herein set forth.

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual agreements contained herein, the parties hereto agree as follows:

I. Purchase and Sale of the Seller Stock.

1.1	Agreement to Purchase and Sell. Subject to the terms and on the conditions hereinafter set forth, Purchaser hereby agrees to purchase Seller’s Stock from Seller for Two Dollars Twenty Nine Cents ($2.29) per share or the aggregate consideration of One Million Dollars ($1,000,000) (the ”Purchase Price”), to be paid immediately upon Closing as defined below.

1.2	Closing of the Purchase. The closing of the purchase and sale of the Seller Stock (the "Closing") shall be deemed to take place at the offices of Purchaser, on November 10, 2014, or at the earliest date of the completion of the events as set forth in the following sentence. At the Closing: (i) Seller will cause Seller Stock to be delivered to Purchaser in certificate form in the name of Purchaser directly to: David L. Van Andel Trust under Trust Agreement Dated November 30, 1993 at 3133 Orchard Vista Dr. SE, Grand Rapids MI 49546, or as otherwise directed by the Purchaser; and (ii) upon receipt of the Seller Stock, Purchaser shall deliver to Seller the Purchase Price, by company check, certified check, official bank check or wire transfer, as reasonably directed by Seller’s designee.

II. Representations and Warranties of Seller.

Seller hereby represents and warrants that:

          2.1 Due Authorization. Seller has all requisite legal capacity to execute, deliver and perform this Agreement and the transactions hereby contemplated. This Agreement constitutes a valid and binding agreement on the part of Seller and is enforceable against Seller in accordance with its terms.

          2.2 No Consents; No Contravention. The execution, delivery and performance by Seller of this Agreement (i) require no authorization, registration, consent, approval or action by or in respect of, or filings with, any governmental body, agency or official or other person (including but not limited to the Securities and Exchange Commission), and (ii) do not contravene, conflict with, result in a breach of or constitute a default under any material provision of applicable law or regulation, or of any material agreement to which Seller is a party or by which he or the Seller Stock is bound, or any judgment, order, decree or other instrument binding upon Seller or the Seller Stock.

          2.3 Ownership; No Encumbrance. At the Closing, Seller is the sole legal, record and beneficial owner of the Seller Stock. Seller has good and marketable title to the Seller Stock and the Seller Stock is and at Closing shall be free and clear of all liens, pledges, mortgages, charges, security interests or encumbrances of any kind or nature. The Seller Stock is fully paid, free trading and may be sold by Purchaser at any time in a market transaction. There are no outstanding options, warrants, or rights to purchase the Seller Stock other than through this Agreement. This representation shall survive the Closing.

          2.4 Seller Acknowledgment. Seller represents that Seller is the original purchaser of the Seller Stock, having acquired the stock pursuant to a Registration Statement filed with the Securities and Exchange Commission. Seller acknowledges that Seller is selling the Seller Stock to Purchaser with the knowledge that the Seller Stock has a limited current market value and that Seller acknowledges that Seller has had an opportunity to review the Company’s SEC filings, and discuss the status of the Company with its management, and based thereon understands that the value of the Seller Stock may go up in value as a result of anticipated confidential information provided to Seller. Seller acknowledges that Seller is selling the Seller Stock under current market price, and under the price Seller paid for the Seller Stock.

          2.5 Litigation. There are no investigations, actions, suits or proceedings, administrative or otherwise, threatened or pending that affects Seller’s rights to the Seller Stock, the sale of the Seller Stock itself or the Company.

          2.6 Insolvency. Seller is not insolvent, is not in receivership, nor is any application for receivership pending; no proceedings are pending by or against it in bankruptcy or reorganization in any state or federal court; nor has it committed any act of bankruptcy.

          2.7 Broker Fee. Seller and Purchaser hereby represent and warrant that there has been no act or omission by Seller or the Purchaser which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finder’s fee or other like payment in connection with the transaction contemplated hereby.

III. Representations and Warranties of Purchaser

Purchaser hereby represents and warrants that:

          3.1 Due Authorization. Purchaser has all requisite legal capacity to execute, deliver and perform this Agreement and the transactions hereby contemplated. This Agreement constitutes a valid and binding agreement on the part of Purchaser and is enforceable against Purchaser in accordance with its terms.

2

          3.2 No Consents; No Contravention. The execution, delivery and performance by Purchaser of this Agreement (i) require no authorization, consent, approval or action by or in respect of, or filings with, any governmental body, agency or official or other person and (ii) do not contravene, conflict with, result in a breach of or constitute a default under any material provision of applicable law or regulation, or of any material agreement to which Purchaser is a party or by which he is bound, or any judgment, order, decree or other instrument binding upon Seller.

IV. Seller’s Conditions to Closing.

          4.1 Accuracy of Representations. Each of the representations and warranties of Purchaser contained in Article III shall be true, complete and correct in all respects.

          4.2 No Action to Restrain. No statute, rule, regulation, judgment, injunction, order or decree shall have been enacted, entered, promulgated, enforced or deemed applicable by any court of competent jurisdiction, arbitrator, government or governmental authority or agency, which statute, rule, regulation, judgment, injunction, order or decree shall be in effect and restrain, enjoin, prohibit or otherwise make illegal the consummation of the sale and purchase of the Seller Stock contemplated by this Agreement.

V. Purchaser’s Conditions to Closing.

          5.1 Accuracy of Representations. Each of the representations and warranties of Seller contained in Article II shall be true, complete and correct in all respects.

          5.2 No Action to Restrain. No statute, rule, regulation, judgment, injunction, order or decree shall have been enacted, promulgated, enforced or deemed applicable by any court of competent jurisdiction, arbitrator, government or governmental authority or agency, which statute, rule, regulation, judgment, injunction, order or decree shall be in effect and restrain, enjoin, prohibit or otherwise make illegal the consummation of the sale and purchase of the Seller Stock contemplated by this Agreement.

VI. Miscellaneous.

          6.1 Indemnification. Seller shall indemnify, defend and hold harmless Purchaser from and against any loss, liability, claim or damage (including incidental and consequential damages), expenses (including costs of investigation and defense and reasonable attorney's fees), whether or not involving a third-party claim, arising out of or in connection with the purchase of the Seller Stock.

          6.2 Binding Effect; Assignment. Except as provided to the contrary hereinabove, this Agreement shall apply to and shall be binding upon the parties hereto, their respective successors and assigns and all persons claiming by, through or under any of the aforesaid persons.

3

          6.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

          6.4 Amendment. This Agreement may not be amended or modified, except by a written instrument signed by the parties hereto.

          6.5 Applicable Law. This agreement and all transactions contemplated in this Agreement shall be governed by, construed and enforced in accordance with the laws of Nevada. The parties herein waive trial by jury and agree to submit to the personal jurisdiction and venue of a court of subject matter jurisdiction located in Clark County, State of Nevada. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party’s reasonable attorney’s fees, court costs and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled.

          6.6 Severability. In the event that any one or more of the provisions contained in this Agreement, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained in this Agreement shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

          6.7 Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given when received.

          6.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

          6.9 Assignability. This Agreement, and rights granted herein by Seller, may be assigned by Purchaser, at any time, without the approval of Seller.

4

IN WITNESS WHEREOF, Seller and Purchaser have executed this Agreement as of the date set forth above.

SELLER: Capstone Financial Group, Inc.

By:	/s/ Darin R. Pastor

Name:	Darin R. Pastor
Title:	Chief Executive Officer
Capstone Financial Group, Inc.

PURCHASER:

By:	/s/ David L. Van Andel

Name:	David L. Van Andel
(print name)

Title:	TRUSTEE

Tax Id:

5